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                     February 28, 2024

       Eva Renee Barnett
       Chief Financial Officer
       Immunovant, Inc.
       320 West 37th Street
       New York, NY 10018

                                                        Re: Immunovant, Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2023
                                                            Filed May 22, 2023
                                                            File No. 001-38906

       Dear Eva Renee Barnett:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences